Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
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jgallant@graubard.com

March 19, 2015

VIA EDGAR

Mr. John Reynolds

Assistant Directors

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Long Island Iced Tea Corp.

Registration Statement on Form S-4

Filed January 15, 2015

File No. 333-201527

Dear Mr. Reynolds:

On behalf of Long Island Iced Tea Corp. (“Holdco”), we respond as follows to the Staff’s comment letter, dated February 11, 2015, relating to the above-captioned Registration Statement on Form S-4 (as amended, the “Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Ruairi Regan.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Registration Statement.

General

1.	Please advise us as to why you are not registering the shares to be issued in the merger to LIBB shareholders. Please advise us as to the exemption being relied upon and the facts supporting your reliance upon the exemption. Disclose the number of LIBB shareholders.

Securities and Exchange Commission

March 19, 2015

We respectfully advise the Staff that we are registering only the 22,780,714 shares of Holdco common stock issuable to the stockholders of Cullen Agricultural Holding Corp. (“Cullen”) in the parent merger. The shares of Holdco common stock issuable to the LIBB members in the company merger, including any shares issued in connection with the adjustment based on LIBB’s and Cullen’s estimated net working capital at closing and any shares issued pursuant to Holdco’s indemnification obligations (the “LIBB Shares”), are not being registered in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 thereunder (the “Exemption”). We respectfully advise the Staff that Holdco is relying on the Exemption based on the following facts:

•	Holdco has not engaged in any form of general solicitation or general advertising with respect to the offer and sale of the shares of Holdco common stock to the LIBB members.

•	The certificates representing the shares of Holdco common stock issued to the LIBB members will bear legends stating that the securities have not been registered under the Securities Act and may not be sold absent such registration or an exemption from registration.

•	There are 17 LIBB members. Prior to executing the merger agreement, Holdco requested certain information regarding the LIBB members to assist in determining whether the Exemption would be available. Based on the information obtained, Holdco reasonably believes that all of the LIBB members are “accredited investors” as that term is defined in Rule 501(a) under the Securities Act.

•	Pursuant to the merger agreement, each of the Founders represented and warranted to Holdco, among other things, that (i) it understands that the shares of Holdco common stock to be issued in the company merger are not registered under the Securities Act, that the issuance of the shares of Holdco common stock is intended to be exempt from registration under the Securities Act pursuant to Section 4(2) thereof, and that Holdco’s reliance on such exemption is predicated on its representations; (ii) it is an “accredited investor” as that term is defined in Rule 501(a) under the Securities Act, it can bear the economic risk of its investment in the shares of Holdco common stock and it possesses such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment in the shares of Holdco common stock; and (iii) it understands that the shares of Holdco common stock may not be sold, transferred, or otherwise disposed of without registration under the Securities Act or an exemption therefrom, and that in the absence of an effective registration statement covering the shares of Holdco common stock or any available exemption from registration under the Securities Act, the shares of Holdco common stock may have to be held indefinitely. Holdco expects that most, if not all, of the remaining LIBB members will execute a joinder to the merger agreement and thereby also make the foregoing representations and warranties.

Securities and Exchange Commission

March 19, 2015

Furthermore, we respectfully note that Holdco would not be permitted to include the shares of Holdco common stock issuable to the LIBB members in the Registration Statement, as certain of the members have already made an investment decision with respect to such shares in connection with the approval and execution of the merger agreement.

2.	Please include the Annexes in the table of contents.

We have revised the table of contents in Amendment No. 1 as requested.

3.	Please provide the Item 201 of Regulation S-K information for LIBB as required by Item 17(b)(2) of Form S-4.

We have revised the disclosure on page 102 of Amendment No. 1 as requested.

4.	We note the second proposal being voted upon relates to material changes to the certificate of incorporation to be in effect post-merger. However, we note that the Ninth Provision of the Articles of Incorporation filed as Annex C to the Form S-4 includes an exclusive forum provision that does not appear to be included in Cullen’s articles of incorporation. Please include a discussion of this provision in the comparison of stockholder rights and advise us why this provision is not included in the second proposal.

We have revised the disclosure on page 105 of Amendment No. 1 to include a discussion of the exclusive forum provision in the Comparison of Stockholder Rights, as requested. In addition, we have revised the disclosure in the Notice of Special Meeting of Stockholders and on pages 1, 3, 12, 34 and 62 to 64 of Amendment No. 1 to include a proposal addressing this provision.

The Merger Proposal, page 38

5.	Please disclose the relationship with or connection between Nortle Holdings Ltd. and Mr. Vassilakos as referenced on page 51. Clarify whether Nortle has any other connections, direct or indirect, with Cullen, its officers, directors and affiliates.

Nortle is not affiliated with Mr. Vassilakos or with Cullen or any of its other officers, directors or affiliates. We have revised the disclosure on page 50 of Amendment No. 1 to clarify the foregoing and to describe the nature of the relationship with Mr. Vassilakos, as requested.

6.	Please discuss in greater detail the January 2014 discussions regarding the corporate structure of the proposed transaction. Please also revise further discussions of the revisions to the proposed merger agreement to clarify.

We have revised the disclosure on page 51 of Amendment No. 1 as requested.

Securities and Exchange Commission

March 19, 2015

7.	Please discuss the reasons for LIBB engaging in the transaction. See Item 4(a)(2) of Form S-4.

We have revised the disclosure on page 53 of Amendment No. 1 as requested.

Interests of Cullen’s Directors and Officers in the Mergers, page 54

8.	We note that several of Cullen’s officers and directors will remain as directors of the company post-merger. Please disclose any compensation arrangements or agreements relating to these directorships.

Holdco does not currently have any compensation arrangements or agreements with respect to the aforementioned directorships. We have revised the disclosure on page 54 of Amendment No. 1 to clarify the foregoing.

Material Federal Income Tax Consequences of the Merger to Cullen and Its Securityholders, page 54

9.	Please revise the disclosure in this section to clearly state the opinion of counsel as to the federal income tax consequences of the mergers.

We have revised the disclosure on page 54 of Amendment No. 1 as requested.

Required Vote, page 55

10.	We note your disclosure that Eric Watson and other current officers and directors of Cullen have indicated their intention to vote in favor of the matters presented at the meeting. Please clarify the percent of shares held by these individuals.

We have revised the disclosure on the prospectus cover and on pages 5, 7, 11 and 55 of Amendment No. 1 as requested.

Securities and Exchange Commission

March 19, 2015

Unaudited Pro Forma Condensed Combined Financial Statements, page 57 Unaudited Pro Forma Condensed Combined Balance Sheet, page 58

11.	In a reverse recapitalization involving a shell company and an operating company, only the retained earnings balance of the operating company is carried forward, the other equity accounts of the operating company and the retained earnings or accumulated deficit of the shell should be transferred to the additional paid-in capital account. In addition, because Long Island Brand Beverages, LLC is a limited liability company and the income or loss is allocated to members in accordance with the Company’s formation agreement, the transition from a nontaxable entity to a taxable entity requires that the member’s deficit be transferred to Additional Paid-in Capital. Please refer to SAB Topic 4.B. Revise as necessary.

We have reviewed SAB Topic 4.B and have adjusted the presentation of the pro forma balance sheet as of December 31, 2014 to reflect the transition from a nontaxable entity to a taxable entity. As a result, the members’ deficit of LIBB as of December 31, 2014 has been transferred to Additional Paid-In Capital in the pro forma balance sheet.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 59

12.	As a result of transitioning from a nontaxable entity to a taxable entity, revise your pro forma presentation for the year ended December 31, 2013 and the nine months ended September 30, 2014 to include an adjustment for taxes and the impact to your net loss per share based on statutory rates. Please also revise the footnotes as necessary, including disclosure of the statutory rate.

Holdco and LIBB have reviewed the impact of the transition from a nontaxable entity to a taxable entity for the year ended December 31, 2014 and 2013. Based upon such review, as a result of the substantial losses LIBB incurred during the year ended December 31, 2014 and 2013, as well as expected continuing losses, the parties concluded that the impact on the pro forma income tax would not be material to the pro forma statements of operations. Footnote 2 to the pro forma financial statements discusses the tax considerations. As a result, we respectfully submit that no change is required to the pro forma combined income statement in response to this comment.

Notes to the Pro Forma Balance Sheet, page 62

13.	To enable readers to clearly understand the recorded adjustments, please clarify the explanation of the adjustments. We note the duplicate explanations in this presentation.

We have revised the disclosure on page 60 to 61 of Amendment No. 1 as requested.

Securities and Exchange Commission

March 19, 2015

Business of LIBB, page 80 Industry Opportunity, page 80

14.	You cite certain third party reports in several places in the business section. Please provide us with copies of such reports where they make these statements. Clearly mark the supporting statements in the supplemental materials.

We are supplementally providing the Staff with copies of the third party reports cited in the business section, marked to show the supporting statements, as requested.

Manufacturing, page 81

15.	Please describe your material arrangements with your suppliers and file any material agreements as exhibits. In addition, tell us the why you chose to reference certain customers of Union Beverage Packers LLC. Similarly advise why you are referencing specific transactions on page 82.

In response to the first part of the Staff’s comment, we respectfully advise the Staff that LIBB has no material arrangements with its raw material suppliers or co-packers. LIBB purchases raw materials and pays for co-packing services through short-term purchase orders. We have revised the disclosure on page 79 of Amendment No. 1 to clarify the foregoing and to provide more detail regarding LIBB’s arrangements with its raw material suppliers and co-packers.

In response to the second part of the Staff’s comment, we have revised the disclosure on pages 78 and 79 of Amendment No. 1 to remove references to the customers of Union Beverage Packers LLC and to specific industry transactions.

16.	Please discuss the sources and availability of raw materials and the names of principal suppliers. See item 101(h)(4)(v) of Regulation S-K. We note the last risk factor on page 24.

We have revised the disclosure on page 79 of Amendment No. 1 as requested.

LIBB’s Customers, page 82

17.	We note your references in this section to current retail accounts. Please clarify if you sell directly to these retailers or through distributors. Also, tell us the basis on which you chose to list these particular customers. Lastly, please provide the disclosure required by Item 101(h)(4)(vi) of Regulation S-K. We note the disclosure in footnote nine to the financial statements. Please file any material agreements as exhibits.

We have revised the disclosure on page 79 of Amendment No. 1 as requested and to remove references to particular customers. We respectfully advise the Staff that LIBB has no material arrangements with its distributors or direct retail outlet customers. LIBB’s sales are typically governed by short-term purchase orders.

Securities and Exchange Commission

March 19, 2015

Intellectual Property, page 82

18.	Please clarify the statement on page 83 that “even if the first petition is successful, LIBB still may not be able to obtain ownership of the Long Island Iced Tea mark based on a prior determination made by the United States Patent and Trademark Office.”

We have revised the disclosure on page 80 of Amendment No. 1 as requested.

LIBB’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 85

19.	The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

We have revised the disclosure on pages 83 to 84 of Amendment No. 1 as requested.

20.	Please explain the reference to 2014 in the discussion on page 89 of the general and administrative expenses for the fiscal years ended 2013 and 2012.

The reference to 2014 was inadvertent. We respectfully note that the disclosure has been replaced as result of updating the Registration Statement with financial information for the year ended December 31, 2014.

21.	Please file the material loan agreements between LIBB and Cullen as exhibits.

We have filed the notes evidencing the loans between Cullen and LIBB as exhibits to Amendment No. 1 as requested.

Executive Compensation, page 98

22.	Please provide the tabular disclosure of executive compensation required by Item 402(n) of Regulation S-K for Cullen and LIBB. Refer to Regulation S-K Compliance and Disclosure Interpretation Section 217.12 for guidance, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Please provide a more detailed discussion of the consulting arrangement or agreement with Mr. Vassilakos. Also, clarify whether there were any compensation arrangements or agreements with Mr. Vassilakos once he became CEO. In addition, please provide the director’s compensation table for Cullen and clarify whether LIBB directors received any compensation for the last completed fiscal year.

Securities and Exchange Commission

March 19, 2015

We have revised the disclosure on pages 94 to 96 of Amendment No. 1 as requested.

Beneficial Ownership of Securities, page 100

23.	Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held in the name of Ivory Castle Limited and Nortle Holdings Limited.

We have revised the disclosure on page 98 of Amendment No. 1 as requested.

Certain Relationships and Related Person Transactions, page 102

24.	We note the sale and purchase agreement dated December 31, 2014 between Cullen and Hart Acquisitions LLC. Please disclose the material terms of this agreement. For example, clarify the assets and intellectual property being sold.

We have revised the disclosure on page 99 of Amendment No. 1 to clarify the assets being sold. We respectfully submit that all other material terms have been provided.

LIBB Related Person Transactions, page 103

25.	Please identify the related party for each related party transaction you describe and the nature of the relationship.

We have revised the disclosure on page 100 of Amendment No. 1 as requested.

Financial Statements, page FS-1 Long Island Brand Beverages, LLC

Notes to Condensed Financial Statements (Unaudited), page FS-5

Note 3 – Property and Equipment, page FS-10

26.	You state depreciation expense is reflected in general and administrative costs within the statements of operations. Please revise your presentation of cost of goods sold in your statements of operations to clarify the amount excludes depreciation expense of property, plant and equipment. Refer to SAB Topic 11.B.

We respectfully advise the Staff that LIBB’s property and equipment does not relate to the production of inventory, as LIBB produces its inventory at third party locations. As a result, we respectfully submit that depreciation expense was properly included in general and administrative expenses during the years ended December 31, 2014 and 2013.

Securities and Exchange Commission

March 19, 2015

Exhibits, page II-2

27.	We note the consummation of the merger agreement is conditioned upon employment agreements with Messrs. Thomas, Dydensborg, Meehan and Panza. Please file the forms of the agreements as exhibits.

We have included the forms of employment agreements as exhibits to Amendment No. 1 as requested.

28.	Please file the escrow agreement in its entirety, including any exhibits, schedules and/or attachments.

We have filed the escrow agreement in its entirety as an exhibit to Amendment No. 1 as requested.

* * * * * * * * * * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Paul Vassilakos
Chief Executive Officer